                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 9

                       COGENERATION CORPORATION OF AMERICA
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   628950 10 7
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                                 (CUSIP number)

           James J. Bender                        John P. Moore, Jr.
  Vice President and General Counsel              Corporate Secretary
           NRG Energy, Inc.                  Northern States Power Company
    1221 Nicollet Mall, Suite 700           414 Nicollet Mall, Fourth Floor
        Minneapolis, MN 55403                    Minneapolis, MN 55401
            (612) 373-5300                          (612) 330-5500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 20, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D

CUSIP NO. 628950 10 7                                         PAGE 2 OF 6 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NRG ENERGY, INC.                       I.R.S. IDENTIFICATION NO. 41-1724239
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    DELAWARE
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                7   SOLE VOTING POWER
  NUMBER OF
                    3,106,612
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,106,612
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,106,612
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.30%
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14   TYPE OF REPORTING PERSON*

     CO
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
                                  SCHEDULE 13D

CUSIP NO. 628950 10 7                                         PAGE 3 OF 6 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NORTHERN STATES POWER COMPANY         I.R.S. IDENTIFICATION NO. 41-0448030
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    MINNESOTA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,106,612
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,106,612
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,106,612
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     45.30%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

         NRG Energy, Inc. ("NRG") and Northern States Power Company (collectively, the "Reporting Persons") are filing this Amendment No. 9 to
Schedule 13D to report the expiration of an irrevocable proxy (the "Proxy"), which granted NRG Energy, Inc. the right to vote 147,676 shares of common stock, par value $0.01 per share, of Cogeneration Corporation of America (the "Company"). The Proxy expired on the date of the Company's 1999 Annual Meeting of Stockholders, which was held on May 20, 1999. A copy of the Form of Proxy was filed as an exhibit to Amendment No. 4 to Schedule 13D filed by NRG on August 3, 1998.

         Item 4 of Schedule 13D is hereby amended and restated as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         NRG Energy, Inc. ("NRG") acquired a 41.86% interest in Cogeneration Corporation of America (formerly named "NRG Generating (U.S.) Inc." and "O'Brien Environmental Energy, Inc.") (the "Company") pursuant to the Composite Fourth Amended and Restated Plan of Reorganization (the "Plan") for O'Brien Environmental Energy, Inc., confirmed by order of the United States Bankruptcy Court for the District of New Jersey under Chapter 11 of the United States Bankruptcy Code on February 22, 1996, and pursuant to the Amended and Restated Stock Purchase and Reorganization Agreement dated as of January 31, 1996 (the "Purchase Agreement"). Copies of the Plan and the Purchase Agreement were filed as exhibits to Schedule 13D filed by NRG on May 10, 1996.

         In connection with the negotiation and consummation of the Plan, on March 8, 1996, NRG entered into a loan agreement (the "Loan Agreement") with O'Brien (Schuylkill) Cogeneration, Inc. ("Schuylkill"), a wholly owned subsidiary of the Company, pursuant to which NRG agreed to make a loan in the principal amount of $10,000,000 available to Schuylkill upon Schuylkill's request. As part of the consideration for entering into the Loan Agreement, the Company entered into an option agreement dated March 8, 1996 (the "Option Agreement") with NRG. Pursuant to the Option Agreement, the Company agreed that, on the date on which NRG made a loan to Schuylkill pursuant to the Loan Agreement, NRG would have the right, upon 15 business days' notice, to reduce the outstanding principal amount of the note payable to NRG by Schuylkill by $3,000,000 in exchange for 396,255 shares (the "Conversion Shares") of the Company's common stock, par value $0.01 per share (the "Common Stock").

         In June 1997, NRG agreed to allow Schuylkill to borrow funds under the Loan Agreement on an "as needed" basis rather than requiring that Schuylkill borrow the full $10,000,000 on the funding date. On August 22, 1997, NRG made a loan of $2,700,000 to Schuylkill pursuant to the Loan Agreement, bringing the total outstanding principal amount under the Loan Agreement to $4,500,000 and thereby vesting in NRG an option, exercisable on 15 business days' notice to the Company, to acquire the Conversion Shares. On August 28, 1997, NRG notified the Company of its intention to exercise its option to acquire the Conversion Shares (the "Exercise Notice"). On November 25, 1997, NRG acquired the Conversion Shares. Copies of the Option Agreement and the Exercise Notice were filed as exhibits to Amendment No. 1 to Schedule 13D filed by NRG on August 29, 1997.

         On August 3, 1998, NRG received an irrevocable proxy (the "Proxy") granting it the right for a limited period of time to vote 147,676 shares of Common Stock. NRG obtained the Proxy in order to increase its voting control over the Company. A copy of the Form of Proxy was filed as an exhibit to Amendment No. 4 to Schedule 13D filed by NRG on August 3, 1998. The Proxy expired on May 20, 1999.

         On September 14, 1998, NRG sent a letter to the Company's Chairman requesting that he call a special meeting of the Company's shareholders to consider the removal of Robert Sherman from the Company's Board of Directors. A copy of this letter was filed as an exhibit to Amendment No. 6 to Schedule 13D filed by NRG on October 15, 1998. NRG also filed definitive solicitation materials with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, relating to a proposed solicitation of proxies and consents from the Company's stockholders to remove Mr. Sherman from the Company's Board. On October 26, 1998, consents of over 50% of the Company's shareholders in favor of Mr. Sherman's removal from the Company's Board of Directors were filed with the Company and Mr. Sherman was removed from the Board of Directors.


                               (Page 4 of 6 Pages)

         On October 27, 1998, the resulting vacancy was filled with Michael O'Sullivan, who is Vice President of NRG's North American division, resulting in five of the Company's eight directors being employees of NRG. On the same day, Mr. Sherman's employment agreement with the Company was terminated for cause and Ms. Julie A. Jorgensen, senior counsel of NRG and a director of the Company, was elected as the Company's interim president and chief executive officer. Also on October 27, 1998, NRG entered into a letter agreement with Wexford Management LLC, which was a holder of approximately 6.4% of the outstanding Common Stock. A copy of this agreement was filed as an exhibit to Amendment No. 7 to Schedule 13D filed by NRG on October 30, 1998.

         On October 30, 1998, NRG entered into a letter agreement with Rumpere Capital, which was a holder of approximately 3.2% of the outstanding Common Stock. This agreement was filed as an exhibit to Amendment No. 8 to Schedule 13D filed by NRG on November 3, 1998.

         At a special meeting held on November 12, 1998, the Company's stockholders approved the removal of Mr. Sherman as a director of the Company. On the same day, Company's Board of Directors confirmed (i) the appointment of Michael O'Sullivan as a director of the Company to fill the vacancy created by the removal of Mr. Sherman, (ii) the termination of Mr. Sherman's employment agreement with the Company and (iii) the election of Julie A. Jorgensen as the Company's interim president and chief executive officer. On May 4, 1999, the Company's board elected Ms. Jorgensen as the Company's president and chief executive officer.

         NRG intends to review its investment in the Company on a continuing basis and may, at any time, consistent with NRG's obligations under the federal securities laws and the Company's Certificate of Incorporation, determine to increase or decrease its ownership of shares of the Common Stock through purchases or sales of the Common Stock in the open market or in privately negotiated transactions. NRG's review of its investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, money and stock market conditions, and any other facts and circumstances that may become known to NRG regarding its investment in the Company. At the time of filing this Amendment No. 9, NRG has no plans to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

         Except as described in this Item 4, NRG has no present plans or proposals that relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure, (vi) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, NRG retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.
                                     * * *

         Item 5 of Schedule 13D is hereby amended and restated as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of May 20, 1999, the Reporting Persons have the sole power to vote and sole dispositive power over 3,106,612 shares of the Company's common stock, which represent 45.30% of the 6,857,269 shares of common stock reported by the Company as outstanding as of April 27, 1999. The Reporting Persons have not effected any transaction involving shares of the Common Stock during the past 60 days.



                               (Page 5 of 6 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 26, 1999                NRG ENERGY, INC.


                                     /s/      James J. Bender
                                     ------------------------------------------
                                     Name:  James J. Bender
                                     Title:  Vice President and General Counsel



                                     NORTHERN STATES POWER COMPANY


                                     /s/      John P. Moore, Jr.
                                     ------------------------------------------
                                     Name:  John P. Moore, Jr.
                                     Title:  Corporate Secretary




                               (Page 6 of 6 Pages)